EXHIBIT 99.1

Yamana Gold Identifies New High-Grade Mineralization at El Peñón With the Potential to Further Extend Mine Life; Exploration at Minera Florida Defining New Veins at Better Than Life-of-Mine Grades

Download a PDF of detailed drill hole results at El Peñón
Download a PDF of detailed drill hole results at Minera Florida

TORONTO, Nov. 25, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced exploration results for the El Peñón and Minera Florida mines.

Exploration Highlights, El Peñón

  Developed a new structural interpretation of faulting in the Angelina sector of the Deep Orito vein in 2019 that has been confirmed by drilling. Drilling intercepted wide, high-grade intervals of mineralization, indicating excellent potential for mineral reserve and mineral resource growth with the potential to further extend mine life.
  Discovered a second vein at the Laguna satellite deposit with significant intervals over good widths.
  Ongoing exploration and infill drilling of secondary veins in the core mine have produced good results from a number of structures, including Sorpresa, Dorada, and Aleste.
  Completed a machine-learning study in mid-2019 with GoldSpot Discoveries Inc. (“GoldSpot”) that generated numerous exploration targets that are advancing via systematic surface exploration.

El Peñón is a long life operation with decades of production. Historically, mine life has extended beyond mineral reserves at any given point in time.  Year-over-year replacement of mined and depleted mineral resources has established a much longer mine life than suggested by mineral reserves alone. This is expected to continue. The new discoveries continue to demonstrate that the exploration potential at El Peñón remains significant and mine life will exceed currently estimated mineral reserves.

“The El Peñón mine entered production in 1999 with an estimated life of five years,” said Henry Marsden, Senior Vice President of Exploration at Yamana. “That was 20 years ago, and the operation’s mineral reserves are nearly the same today as they were then. Year after year, El Peñón recoups its mineral depletion and, based on the positive results that we are seeing, we believe this will continue for many years to come.”

Exploration Highlights, Minera Florida

  Drilling in the consolidated Minera Florida property generated strong results, including new veins at better than life-of-mine grades, indicating excellent potential to replace mining depletion by year-end.
  The PV Sur-Fantasma corridor continues to grow, with positive drill intercepts in a new discovery located between the two known mineralized zones. These intervals are considerably higher grade than life-of-mine grade.
  Intercepts in the Bandolera zone, located east of the Maqui fault, demonstrate potential for new discoveries in an underexplored sector of the property.

“We are making good progress at Minera Florida in several different areas of the property,” Marsden said. “And while it often takes time for an exploration program to bear fruit — our Jacobina mine being a prime example of this — we are confident that the potential provided by the property consolidation completed in 2017 at Minera Florida will translate into significant new mineral reserves and mineral resources.”

EL PEÑÓN EXPLORATION UPDATE
Drilling results at El Peñón suggest steady year-over-year growth in mineral reserves and mineral resources. The goal of the mine’s exploration program is to continue to replace mineral depletion on an annual basis and continue exploration for a significant new vein. Just over 100,000 metres have been drilled year to date.

Drilling to test a new structural interpretation of low-angle fault displacements has resulted in several new, wide vein intercepts in the Angelina sector of the Deep Orito vein. This targeted discovery intercepted wide, high-grade intervals of mineralization, indicating excellent potential for mineral reserve and mineral resource growth with the potential to further extend mine life. Among the more notable results at Deep Orito are hole UIO0064, which intersected 32.40 grams per tonne (“g/t”) of gold and 169 g/t of silver across 4.70 metres (horizontal width), and hole UIO0073, which intersected 27.92 g/t of gold and 35 g/t of silver across 3.90 metres (horizontal width). See Table 1 for select drill results at Angelina and Figure 1 for a long-section view of those results. Figure 2 provides a cross section through Deep Orito showing the fault displacement of the mineralized structure at depth.

Exploration of the Laguna satellite deposit, which is being prepared for production, has delineated a second vein, Laguna Oeste, with significant intervals over good widths. Drilling highlights from this zone include hole SDL0031, which intersected 55.24 g/t of gold and 813 g/t of silver over 3.34 meters (horizontal width). Table 2 provides select drill results for Laguna Oeste with a long-section view provided in Figure 3.

Core mine exploration continues to define new secondary veins with good mineral resource growth potential in several areas. The best results have come from the Aleste, Dorada and Sorpresa sectors. Notable results include hole UIA0179 at Aleste, which intersected 166.90 g/t of gold and 10,538 g/t of silver over 1.31 metres (horizontal width); hole UID0253 at Dorada, which intersected 71.30 g/t of gold and 5,736 g/t of silver over 1.00 metres (horizontal width); and hole SNX0931 at Sorpresa, which intersected 11.70 g/t of gold and 226 g/t of silver over 2.60 metres (horizontal width). See Table 3 for additional drill results from the core mine area.

In late 2018, Yamana partnered with GoldSpot to complete an exhaustive evaluation of historical mine data compiled by El Peñón, including extensive collections of geophysical data, drill information, and surface and sub-surface geochemistry and geology. GoldSpot, a Canadian-based company that leverages machine learning to improve exploration targeting, worked closely with El Peñón to create a predictive lithological map to identify new drill targets. The study has provided a number of site-specific vein targets on surface and in the sub-surface core mine area that are being prioritized through follow-up sampling and mapping for drill testing in early 2020.

Table 1: Angelina (Deep Orito) new drilling intercepts, select intervals ≥ 10.0 gram*metres
(gold g/t multiplied by horizontal width in metres)

Hole	Sector	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Gold (g/t)	Silver (g/t)
UIO0064	Angelina	63.50	72.30	8.80	4.70	32.40	169
UIO0073	Angelina	127.85	144.70	16.85	3.90	27.92	35
UIO0075	Angelina	116.86	121.76	4.90	1.90	21.01	48
UIO0067	Angelina	98.50	108.00	9.50	3.10	10.10	48
UIO0065	Angelina	107.20	114.90	7.70	4.57	4.82	38
UIO0068	Angelina	112.40	120.20	7.80	2.20	7.87	35
UIO0060	Orito W	152.62	155.98	3.36	2.80	5.39	233
UIO0070	Angelina	70.45	73.70	3.25	1.24	12.10	97
UIO0072	Angelina	110.80	117.50	6.70	2.10	5.81	33

Figure 1: Angelina long section (looking east) showing select drilling results in the Deep Orito target is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/95d22d4e-eb70-47bf-a0df-76af91270a72. Drilling results shown as gold (g/t), silver (g/t) over horizontal width (m)

Figure 2: Cross section (looking north) showing fault displacement of mineralized structure, Deep Orito is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c0e35412-abf2-4f3e-b667-a2578ce86fd3. Drilling results shown as gold (g/t), silver (g/t) over horizontal width (m)

Table 2: Laguna new drilling intercepts, select intervals ≥ 10.0 gram*metres
(gold g/t multiplied by horizontal width in metres)

Hole	Sector	Including	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Gold (g/t)	Silver (g/t)
SDL0031	Laguna Oeste		132.50	136.50	4.00	3.34	55.24	813
		incl.	133.00	134.50	1.50	1.25	132.88	1992
SLI0097	Laguna Oeste		149.60	150.34	0.74	0.73	66.80	1136
SDL0025	Laguna Oeste		79.00	81.50	2.50	1.80	43.70	439
SLI0077	Laguna		179.92	181.60	1.68	1.50	35.90	266
SLI0080	Laguna		200.73	202.40	1.67	1.24	26.70	461
SDL0033	Laguna Oeste		113.50	117.00	3.50	3.20	17.00	201
SDL0034	Laguna Oeste		136.00	138.50	2.50	1.90	15.70	234
SDL0036	Laguna Oeste		111.00	113.00	2.00	1.70	14.70	75
SLI0082	Laguna		183.00	184.35	1.35	1.02	16.03	173
SLI0090	Laguna Oeste		176.60	177.50	0.90	0.77	20.30	53
SDL0016	Laguna Oeste		85.00	86.50	1.50	1.06	11.52	99
SEL0003	Laguna Oeste		130.00	134.00	4.00	3.46	10.10	108

Figure 3: Laguna Oeste long section (looking east) showing select drilling results is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/cffd7229-4f8e-421d-9545-fcbfdf18f54c. Drilling results shown as gold (g/t), silver (g/t) over horizontal width (m)

Table 3: Core mine new drilling intercepts, select intervals ≥ 20.0 gram*metres
(gold g/t multiplied by horizontal width in metres)

Hole	Sector	Including	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Gold (g/t)	Silver (g/t)
UIA0179	Aleste		106.75	108.50	1.75	1.31	166.90	10,538
UIA0178	Aleste		126.68	128.00	1.32	0.91	78.30	4,058
UEA0075	Aleste		185.20	188.80	3.60	1.00	50.04	4,145
SAI0165	Aleste		324.40	328.48	4.08	2.10	22.46	1,139
SAI0163	Aleste		343.00	346.00	3.00	2.18	16.60	1,081
		incl.	343.00	345.00	2.00	1.45	24.40	1,551
SAI0167	Aleste		296.00	298.00	2.00	1.05	31.40	1,864
SAI0171	Aleste		264.50	266.30	1.80	0.91	35.67	2,085
SAI0174	Aleste		272.08	273.42	1.34	0.91	30.80	3,720
SAI0168	Aleste		277.10	278.30	1.20	0.63	41.79	1,473
UEA0076	Aleste		134.55	137.00	2.45	1.85	13.50	930
UID0253	Dorada Este		133.43	134.64	1.21	1.00	71.30	5,736
UID0270	Dorada Este		148.57	150.05	1.48	1.12	35.69	1,879
UID0266	Dorada Este		146.10	147.10	1.00	0.80	40.30	3,748
UID0298	Dorada Este		206.10	207.40	1.30	1.30	22.40	1,482
SOI0091	Dorada Sigmoide		337.80	339.40	1.60	0.70	36.00	246
UID0272	Dorada Este		56.78	58.09	1.31	1.10	20.60	1,309
SNX0931	Sorpresa		320.40	323.60	3.20	2.60	11.70	226
		incl.	320.40	322.10	1.70	1.38	18.80	370
SSI0060	Sorpresa		311.10	314.00	2.90	2.59	11.68	366
SSI0057	Sorpresa		268.10	271.50	3.40	2.60	10.60	421
SNX0921	Sorpresa		282.00	286.00	4.00	3.24	8.95	703
SNX0888	Sorpresa		356.50	357.50	1.00	0.74	28.35	1,031
UEI0016	Victoria W		147.90	152.63	4.73	3.60	21.07	107
STI0157	Ventura		311.56	321.30	9.74	3.20	18.00	903
SEI0089	Esmeralda S		304.21	306.00	1.79	1.11	51.50	2,865

MINERA FLORIDA EXPLORATION UPDATE
Drilling at Minera Florida continues to indicate potential to provide year-on-year growth of mineral reserves and mineral resources in the historic core mine as well as in several productive corridors that have been explored since consolidating the Agua Fria concessions in 2017. The property consolidation completed in 2017 facilitated the development of complete interpretive targets in both the PV Sur-Fantasma corridor and the Patagua-Don Leopoldo corridor. These new sectors of the mine are producing good results at better than life-of-mine grade. Exploration continues to delineate new veins at better than life-of-mine grade. See Figure 4 for a plan map of the consolidated Yamana properties.

A new geological model that recognizes ore shoots controlled at intersections between known west-northwest striking veins and north-south striking faults is generating new targets, including a new zone located between PV Sur and Fantasma. Figure 5 provides a long section view of the PV Sur-Fantasma structure, highlighting high-grade drill intercepts that suggest continuity of the major structure between PV Sur and Fantasma. Table 4 provides select new drill intercepts, including the PV Sur, Fantasma, and Don Leopoldo veins. These intervals are at considerably higher grade than the life-of-mine grade of 3.5 g/t of gold, and new mineral resources are expected to provide new areas of better grade for the operation.

Initial exploration work west of the Maqui fault is testing a down-dropped structural block in this area and results from Bandolera demonstrate good potential in this little explored area. Ongoing surface work continues to define new veins and increase the long-term potential of the area.

The 2019 drill program at Minera Florida has been designed to replace depletion in the core mine and use surface exploration and data modelling to generate new targets. While the Company believes this program will deliver on its objectives this year, and drill results to date are encouraging, Minera Florida will require more years of exploration successes and considerable efforts at development of newly discovered and prospective areas in order to deliver positive free cash flow and returns. The Company continues to work with its local community representatives on right-sizing and optimizing the operation as the exploration and drilling effort continues.

Table 4: Minera Florida new drilling intercepts, selected for intervals ≥ 10.0 gram*metres (gold g/t multiplied by horizontal width in metres)

Hole	Vein	Including	From (m)	To (m)	Interval (m)	Horizontal Width (m)	Gold (g/t)	Silver (g/t)	Zinc (%)
ALH2739	Fantasma Este		144.43	148.86	4.43	3.31	7.22	16	0.13
ALH2467	Fantasma Oeste		68.55	70.80	2.25	1.96	10.99	13	1.41
ALH2824	Fantasma		55.02	57.76	2.74	2.44	7.84	8	0.67
	Fantasma Sur		70.51	71.20	0.69	0.55	34.40	14	4.18
ALH2487	Fantasma Oeste		63.10	64.05	0.95	0.79	23.20	77	6.88
ALH2463	Fantasma Oeste		60.55	63.01	2.46	2.31	7.88	8	2.09
ALH2730	Fantasma Este		157.93	160.62	2.69	2.04	8.58	63	1.03
ALH2861	Bandolera 1		136.54	138.00	1.46	0.89	19.00	155	0.28
ALH2843	Bandolera 2		173.80	176.98	3.18	2.15	11.44	87	0.04
ALH2766	Don Leopoldo Sur		188.50	197.21	8.71	6.00	12.80	9	0.23
		Incl.	193.85	197.21	3.36	2.31	28.49	18	0.54
			198.56	201.62	3.06	2.40	8.00	12	0.26
ALH2761	Don Leopoldo Sur		51.10	54.20	3.10	2.70	10.40	4	0.20
ALH2753	Don Leopoldo		110.60	116.75	6.15	5.00	4.90	130	1.65
ALH2714	Don Leopoldo		119.45	121.40	1.95	1.68	10.33	664	2.80
ALH2154	Don Leopoldo		190.62	194.50	3.88	2.84	5.46	10	0.07
ALH2760	Don Leopoldo Sur		179.55	182.72	3.17	1.60	8.30	9	0.09
ALH2479	PV Sur 1		78.25	79.50	1.25	1.20	30.82	28	7.43
ALH2564	PV Sur 9		7.80	9.70	1.90	1.36	22.34	46	3.34
	PV Sur 10		53.22	58.90	5.68	4.06	7.34	203	1.54
ALH2741	PV Sur 1		126.70	129.85	3.15	2.36	8.71	8	2.25
ALH2505	PV Sur 8		67.90	70.25	2.35	1.19	5.74	52	1.61
ALH2524	Lazo Polvorin		217.75	230.80	13.05	8.77	15.09	43	0.36
		Incl.	220.30	223.70	3.40	2.28	31.27	64	0.84
ALH2394	Peumo		13.43	19.15	5.72	4.88	16.24	25	1.76
ALH2794	Centenario Sur		21.10	24.05	2.95	1.50	32.70	50	2.10
ALH2732	Satelite Patagua		24.00	29.00	5.00	4.80	10.90	8	0.40
		Incl.	26.05	27.25	1.20	1.15	19.55	10	0.64
ALH2248	Los Patos		192.17	193.54	1.37	1.37	59.67	62	0.87
ALH2676	Flor		24.34	29.04	4.70	2.99	12.52	30	1.93

Figure 4: Plan map of consolidated Yamana properties is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b0339dba-1335-419a-b953-a00cd2c3d13b

Figure 5: Long section of PV Sur-Fantasma structure is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/fefa9c60-55c4-4357-9be7-a732bebd67b1

Qualified Persons and Data Verification
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Data verification related to certain scientific and technical information disclosed herein in connection with Yamana’s El Peñón mine can be found in the Company’s technical report entitled, “Technical Report on the El Peñón Mine , Antofagasta Region (II), Chile” dated March 2, 2018, available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains  “forward‐looking statements” and “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward‐looking information includes, but is not limited to information with respect to the Company's strategy, plans or future exploration and operating performance new discoveries at El Peñón; the potential for mineral reserve and mineral resource growth and extension of mine life at El Peñón; the potential to replace mining depletion at Minera Florida by year-end; the potential for new discoveries in an unexplored sector of the Minera Florida property; the expectation that the potential provided by the 2017 property consolidation at Minera Florida will translate into significant new mineral reserves and mineral resources; and the Company’s goal of replacing mineral depletion on an annual basis through exploration program at El Peñón.  Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue the advancement of its exploration programs at El Peñón and Minera Florida; the Company not achieving the expected significant, positive results from its ongoing exploration work discussed herein; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements, including market conditions, the results of ongoing exploration work at El Peñón and Minera Florida, and there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected ongoing exploration plans and objectives at El Peñón and Minera Florida and may not be appropriate for other purposes.